UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Trevi Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

89532M101
(CUSIP Number)

March 7, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 89532M101	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 360,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 360,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.39%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 89532M101	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,340,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,340,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.18%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 89532M101	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON South Ocean Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 700,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 700,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.71%%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 89532M101	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PER Manticore Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 280,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 280,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.08%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 89532M101	13G	Page 6 of 8 Pages

Item 1.

(a)	Name of Issuer:	Trevi Therapeutics, Inc., a Delaware corporation (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 195 Church Street; 14th Floor, New Haven, CT 06540.

Item 2.

(a)	Name of Person Filing:	Nemean Asset Management, LLC
Steven Oliveira
South Ocean Capital Management, LLC
Manticore Management LLC

(b)	Address of Principal Business Office or if none, Residence:

The address for these entities/individual is:

c/o Steven Oliveira

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	Nemean Asset Management, LLC – Florida

Steven Oliveira – U.S.A.

South Ocean Capital Management, LLC – Florida

Manticore Management LLC

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 89532M101

Item 3.	Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Nemean Asset Management, LLC – 360,000

Steven Oliveira – 1,340,000

South Ocean Capital Management, LLC – 700,000

Manticore Management LLC – 280,000

Steven Oliveira has voting and dispositive power over the securities owned by Nemean Asset Management, LLC, South Ocean Capital Management, LLC and Manticore Management LLC.

(b)	Percent of Class:

Nemean Asset Management, LLC – 1.39%

Steven Oliveira – 5.18%

South Ocean Capital Management, LLC – 2.71%

Manticore Management, LLC – 1.08%

At the close of business of March 7, 2022, the reporting persons beneficially owned an aggregate of 1,340,000 shares of common stock of the Issuer or 5.18% of the Issuer’s common stock outstanding, which percentage was calculated based on 25,846,577 shares of the Issuer’s common stock outstanding as of November 10, 2021, as per the information reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021.

CUSIP No. 89532M101	13G	Page 7 of 8 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Nemean Asset Management, LLC – 360,000

Steven Oliveira – 1,340,000

South Ocean Capital Management, LLC – 700,000

Manticore Management LLC – 280,000

(ii)	shared power to vote or to direct the vote:

Nemean Asset Management, LLC – 0

Steven Oliveira – 0

 South Ocean Capital Management, LLC – 0

Manticore Management LLC – 0

(iii)	sole power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 360,000

Steven Oliveira – 1,340,000

South Ocean Capital Management, LLC – 700,000

Manticore Management LLC – 280,000

(iv)	shared power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 0.

Steven Oliveira – 0.

South Ocean Capital Management, LLC – 0

Manticore Management LLC – 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 89532M101	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2022

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

/s/ Steven Oliveira
Steven Oliveira

SOUTH OCEAN CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Steven Oliveira

MANTICORE MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Steven Oliveira